Exhibit 3.1

UNOFFICIAL ENGLISH TRANSLATION OF

THE DEED OF AMENDMENT OF:

FRANK’S INTERNATIONAL N.V.

The attached document is an unofficial English translation of the deed of amendment to the articles of association of Frank’s International N.V., having its corporate seat in Amsterdam, executed on May 10, 2013.

In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in the translation, and if so, the Netherlands text will by law govern.

Exhibit 3.1

AMENDMENT TO THE ARTICLES OF ASSOCIATION

FRANK’S INTERNATIONAL N.V.

This day, the tenth day of May two thousand and thirteen appeared before me, Tjien Hauw Liem, Esq., civil law notary officiating in Amsterdam:

Pauline Francisca Maria van Leeuwen, Esq., born in Nieuwkoop, The Netherlands, on the twenty-fifth day of April, nineteen hundred and seventy-nine, for these purposes electing as her place of residence the office of the aforementioned notary, J.J. Viottastraat 52, 1071 JT Amsterdam, The Netherlands, holder of the Netherlands passport with number NU36985R7.

The appearing person declared as follows:

I. PRESENT ARTICLES

The articles of association of Frank’s International N.V., a limited liability company organized and existing under the laws of the Netherlands, with Ministry of Justice number NV 1355801, having its corporate seat in Amsterdam, The Netherlands, with address Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands, registered with the trade register under number 34241787 (the “Company”), have most recently been amended by the deed executed before Tjien Hauw Liem, Esq., civil law notary officiating in Amsterdam, on the twenty-third day of September two thousand and nine. The requisite ministerial statement of no-objection was obtained on the seventeenth day of June, two thousand and nine.

II. RESOLUTION TO AMEND THE ARTICLES OF ASSOCIATION

According to the attached written resolution (the “Resolution”), the Company’s general meeting of shareholders has resolved to amend the Company’s articles of association and to authorize the appearing person to have this deed executed and to sign it.

III. AMENDMENT OF THE ARTICLES OF ASSOCIATION

Pursuant to the Resolution, the Company’s articles of association are amended in such a manner that the articles 15 paragraph 1 and article 19 paragraphs 1 and 2 shall henceforth read as follows:

“Article 15. Appointment

15.1	The board of managing directors shall consist of one or more managing directors. The general meeting shall determine the number of managing directors.”.

“Article 19. Representative authority

19.1	The board of managing directors shall represent the company. The authority to represent the company shall also be vested in each managing director individually.

19.2	The board of managing directors may appoint officers and grant them a general or special power of attorney. Their title shall be determined by the board of managing directors. Titles may include Chief Executive Officer, Chief Financial Officer, Chief Legal Officer and Secretary. Each officer shall represent the company within the bounds of his authorization.”.

IV. COMPLETE TEXT

In accordance with the above-mentioned amendments, the complete text of the articles of association of the Company shall be as follows:

ARTICLES OF ASSOCIATION

CHAPTER I

Definitions

Article 1.

In these articles of association, the following terms shall mean:

a.	general meeting: the general meeting of shareholders;

b.	shares: registered shares and bearer shares, unless the opposite is explicitly mentioned;

c.	shareholders: holders of registered shares and holders of bearer shares, unless the opposite is explicitly mentioned;

d.	depositary receipts: depositary receipts for shares in the company. Unless the context proves otherwise, such receipts include depositary receipts issued without the company’s cooperation;

e.	depositary receipt holders: holders of depositary receipts issued with the company’s cooperation. Unless otherwise shown such holders include persons who, as a result of any right of usufruct or right of pledge created on any share, have the rights conferred by law upon the holders of depositary receipts issued with the company’s cooperation;

f.	annual accounts: the balance sheet and profit and loss account plus explanatory notes;

g.	subsidiary:

•

a legal entity in respect whereof the company or any of its subsidiaries have, whether or not pursuant to an agreement with other persons entitled to vote, can exercise either individually or collectively, more than one-half of the voting rights at the general meeting;

•

a legal entity of which the company or any of its subsidiaries are members or shareholders, and in respect of which the company or any of its subsidiaries have, either individually or collectively, the right to appoint or dismiss more than half of such legal entity’s managing directors or supervisory directors, whether or not pursuant to any agreement with other persons having voting rights, and even if all persons having voting rights in fact cast their vote;

h.	auditor: a registered accountant or any such other accountant as referred to in article 2:393 of the Netherlands Civil Code, or any organization in which such accountants co-operate.

CHAPTER II

Name. Corporate seat. Objects

Article 2. Name and corporate seat

2.1	The name of the company is Frank’s International N.V.

2.2	The company has its corporate seat in Amsterdam.

Article 3. Objects

The objects of the company are:

a.	to incorporate, participate in, conduct the management of and take any other financial interest in other companies and enterprises;

b.	to render administrative, technical, financial, economic or managerial services to other companies, persons or enterprises;

c.	to acquire, dispose of, manage and exploit real and personal property, including patents, marks, licenses, permits and other industrial property rights;

d.	to borrow and/or lend monies, act as surety or guarantor in any other manner, and bind itself jointly and severally or otherwise in addition to or on behalf of others,

the foregoing whether or not in collaboration with third parties and inclusive of the performance and promotion of all activities which directly and indirectly relate to those objects, all this in the broadest sense.

CHAPTER III

Capital and shares. Register of shareholders

Article 4. Authorized capital

4.1	The authorized capital amounts to two million and four hundred thousand euro (EUR 2,400,000.—) and is divided into two hundred forty million (240,000,000) ordinary shares, each with a nominal value of one eurocent (EUR 0.01).

4.2	At least one share in the capital of the company must be held by a person other than the company or one of its subsidiaries and other than for the account of the company or one of its subsidiaries.

4.3	The shares shall be in registered form or in bearer form as preferred by the shareholder. The company shall, at the request of the shareholder, convert a fully paid registered share into a bearer share or vice versa, at no more than cost.

4.4	The shares shall be numbered consecutively from 1 onwards.

4.5	The company shall issue share certificates for bearer shares if at least the full amount due on such shares has been paid, except for the provisions of article 8.2. No share certificates shall be issued for registered shares.

4.6	The shares are non-divisible.

4.7	A dividend sheet shall be attached to each share certificate, consisting of dividend coupons and a talon, all bearing the same number as the share certificate.

The share certificates must be signed by a managing director. Signing of the share certificates may take place by stamped facsimile.

4.8	At the written request of a shareholder, the board of managing directors may issue duplicates for share certificates, and/or parts thereof, that have been lost, stolen or destroyed, provided that the applicant can demonstrate to the satisfaction of the board of managing directors, his title to the shares and, if applicable, the lost of the share certificates.

All costs connected with the issue of duplicates shall be borne by the applicant. The issue of duplicates shall furthermore be subject to all such requirements as to be determined by the board of managing directors.

The issue of duplicates shall render the original documents null and void.

Article 5. Register of shareholders

5.1	The board of managing directors shall keep a register in which the names and addresses of all holders of registered shares shall be recorded, specifying the date on which they acquired their shares, the date of acknowledgment by or service upon the company, as well as the amount paid up on each share. The register shall also contain the names and addresses of all owners of a right of usufruct or pledge on such shares, specifying the date on which they acquired such right, the date of acknowledgment by or service upon the company and what rights they have been granted attached to the shares under articles 11 and 12.

5.2	The board of managing directors shall also keep a register recording the names and addresses of the holders of depositary receipts of registered shares.

5.3	Each holder of registered shares, each usufructuary, each pledgee and each holder of depositary receipts of registered shares shall be obliged to notify the company of his address in writing.

5.4	Each discharge from liability for payments for shares shall also be recorded in the register.

5.5	The register shall be regularly updated. All entries in the register shall be signed by a managing director.

5.6	The board of managing directors shall, upon request, provide a shareholder, a usufructuary or a pledgee at no costs with an excerpt from the register relating to his right to a share.

If the shares are encumbered with a right of usufruct or a right of pledge, the excerpt shall indicate in whom the rights referred to in article 11.2, 11.3 and 11.4, and article 12.2, 12.3 and 12.4 respectively are vested.

5.7	The board of managing directors shall deposit the register at the offices of the company for inspection by the shareholders, as well as the usufructuaries and pledgees in whom the rights are vested in accordance with article 11.4 and article 12.4 respectively. The information on partly-paid shares contained in the register shall be open for inspection by any person; copies of or excerpts from this information shall be supplied at no more than at cost.

CHAPTER IV

Issue of shares. Repurchase of shares

Article 6. Issue of shares. Authorized corporate body

6.1	The company can only issue shares pursuant to a resolution of the general meeting or of another corporate body designated to do so by a resolution of the general meeting for a fixed period not exceeding five years. The designation must be accompanied by a stipulation as to the number of shares that may be issued.

The designation may each time be extended for a period of up to five years. The designation may not be cancelled, unless the designation provides otherwise.

6.2	Within eight days after the resolution of the general meeting to issue shares or to designate a corporate body, the company shall deposit a full text thereof at the trade register where the company is registered.

6.3	Within eight days after the end of each calendar quarter, the company shall notify the trade register of each issue of shares in the past calendar quarter, specifying the number and class in case different classes of shares were issued.

6.4	The provisions of paragraph 1 up to and including paragraph 3 of this article shall apply accordingly to the granting of rights to subscribe to shares, but does not apply to the issue of shares to someone who exercises a previously acquired right to subscribe to shares.

6.5	The issue of a registered share, not being a share as mentioned in article 2:86c Netherlands Civil Code, shall require a notarial deed, executed before a civil law notary officiating in a municipality in the Netherlands, and to which those involved are party.

Article 7. Terms and conditions of issue. Pre-emptive rights

7.1	If a resolution to issue shares is adopted, the issue price of the shares and the other conditions of the issue shall also be determined.

7.2	Each shareholder shall have a pre-emptive right with respect to any further share issue in proportion to the aggregate amount of his shares, except if shares are issued for a non-cash consideration or is shares are issued to employees of the company or/of a group company.

7.3	The company shall announce the issue of shares which are subject to pre-emptive rights and the period of time during which such rights may be exercised, in the “Staatscourant” (Official Gazette) and in a daily newspaper which is nationally distributed in The Netherlands, unless all shares are registered shares and all shareholders are notified in writing at the address indicated by each of them.

7.4	Pre-emptive rights may be exercised within at least two weeks after the day when the announcement in the “Staatscourant” (Official Gazette) was published or after the notification was sent to the shareholders.

7.5	Pre-emptive rights may be restricted or excluded by a resolution of the general meeting. The reasons for such proposal and the issue price of the shares must be given in writing in the proposal thereto. Pre-emptive rights may also be excluded or restricted by the authorized corporate body referred to in article 6.1 if such corporate body is authorized by the resolution of the general meeting for a fixed period, not exceeding five years, to restrict or exclude the pre-emptive rights. The designation may each time be extended for a period of up to five years. Unless determined otherwise, the designation can not be cancelled.

Upon termination of the authority of the corporate body to issue shares, its authority to restrict or exclude pre-emptive rights shall also terminate.

7.6	A resolution of the general meeting to restrict or exclude pre-emptive rights or to authorize a corporate body for that purpose shall require a majority of at least two-thirds of the votes cast if less than one-half of the issued capital is represented at the general meeting.

Within eight days after the resolution, the company shall deposit the full text thereof at the trade register.

7.7	If, on the issue of shares, an announcement is made as to the amount to be issued and only a lesser amount can be placed, such lower amount shall be placed only if the conditions of issue explicitly provide therefore.

7.8	At the granting of rights to subscribe to shares, the shareholders shall have a pre-emptive right. The provisions of the previous paragraphs of this article shall apply accordingly at the granting of rights to subscribe to shares.

Shareholders shall have no pre-emptive rights in respect to shares issued to a person who exercises right to acquire shares granted to him at an earlier date.

Article 8. Payment for shares. Payment in cash. Non-cash Contribution

8.1	Upon the issue of a share, the nominal value must be fully paid up, and, in addition, if the share is subscribed at a higher amount, the difference between such amounts. It may be stipulated that a part, not exceeding three quarters of the nominal value needs only be paid after such part is called up by the company.

8.2	Persons who are professionally engaged in the placing of shares for their own account may be permitted, by agreement, to pay less than the nominal value for the shares subscribed by them, provided that no less than ninety-four percent of such amount is paid in cash not later than on the subscription for the shares.

8.3	Payment for shares shall be made in cash unless a non-cash contribution has been agreed. Payment in foreign currency may only be made with the company’s approval. If payment is made in foreign currency, the payment obligation shall be considered fulfilled up to the euro amount into which the foreign currency can be freely converted. The basis for determination shall be the rate of exchange on the day of payment. If payment is made in foreign currency, a banker’s statement as referred to in article 2:93a paragraph 2 of the Netherlands Civil Code shall be deposited at the trade register within two weeks.

8.4	In case payment for shares shall be made other than in cash, the prior approval of the general meeting of shareholders shall be required.

A non-cash contribution shall occur without delay after acceptance of the share or following the day on which an additional payment is called up or agreed upon. In accordance with article 2:94b paragraph 1 of the Netherlands Civil Code, a description shall be drawn up of the contribution to be made. The description shall relate to the situation on a day no less than five months prior to the day the shares are subscribed for or the additional payment is called up or agreed upon. The managing directors shall sign the description; if the signature of any of them is lacking, this fact shall be recorded and the reasons therefor so noted.

8.5	An auditor as mentioned in article 2:393 paragraph 1 of the Netherlands Civil Code shall issue a statement on the description of the contribution to be made.

8.6	The provisions set out in this article relating to the description and auditor’s report shall not apply to the cases referred to in article 2:94b paragraphs 3, 6 and 8 of the Netherlands Civil Code.

Article 9. Repurchase of shares

9.1	The company may not subscribe for its own shares upon the issue thereof.

9.2	Any acquisition by the company of shares in its capital which are not fully paid up shall be null and void.

Any acquisition by the company of fully paid up registered shares in its capital, in violation of paragraph 3 of this article is null and void.

Fully paid up bearer shares which the company acquired in violation of paragraph 3 shall devolve on the joint managing directors, immediately upon the acquisition.

The term shares in this paragraph and paragraphs 3 up and including 5 of this article shall include depositary receipts.

9.3	The company may only acquire its own fully paid up shares without consideration, or if the equity decreased by the acquisition price is not less than the paid and called up part of the capital increased with the reserves which must be maintained by law or the articles of association.

Acquisition with consideration can only occur if and insofar the general meeting has authorized the board in that respect. This authorization shall be valid for a period of no longer than five years. In the authorization, the general meeting shall state the number of shares that may be acquired, how the shares may be acquired and the limits within which the price of the shares must be set.

9.4	Decisive for the validity of the acquisition shall be the value of the company’s equity according to the most recently adopted balance sheet decreased with the acquisition price of shares in the company’s capital, the amount of the loans as meant in article 2:98c paragraph 2 of the Dutch Civil Code and any distributions to others out of profits or reserves which became payable by the company and its subsidiaries after the date of the balance sheet.

If more than six months have lapsed since the expiration of a financial year without adoption of the annual accounts, an acquisition in accordance with the provisions in paragraph 3 shall not be permitted.

9.5	The provisions of paragraphs 2 up to and including 4 do not apply to shares acquired by the company under universal succession of title (‘onder algemene titel’) without prejudice of the provisions in article 2:98a paragraph 3 and paragraph 4 of the Netherlands Civil Code.

9.6	The company may not provide security or any price guarantee, act as surety in any other manner, or bind itself jointly and severally or otherwise in addition to or on behalf of others, with a view to any other party subscribing to or acquiring the company’s shares or depositary receipts. This prohibition shall also apply to its subsidiaries.

9.7	The company and its subsidiaries may not grant loans with a view to subscribing for its own shares or any other party acquiring shares in the capital of the company or depositary receipts, unless the Board of managing directors passes a resolution and the conditions of article 2:98c paragraphs 2 up and including 7 of the Netherlands Civil Code are fulfilled.

This prohibition shall not apply if shares or depositary receipts are subscribed for or acquired by employees of the company or a group company.

9.8	Shares in the company’s capital may, upon issue, not be subscribed for by or on behalf of any of its subsidiaries. The subsidiaries may acquire such shares or depositary receipts and for their own account only insofar as the company is permitted to acquire own shares or depositary receipts pursuant to paragraphs 2 up to and including 5.

9.9	Disposal of any own shares or depositary receipts held by the company shall require a resolution of the general meeting provided that the general meeting has not granted this authority to another corporate body.

9.10	The company may not cast votes in respect of own shares held by the company or own shares on which the company has a right of usufruct or pledge. Nor may any votes be cast by the pledgee or usufructuary of own shares held by the company if the right has been created by the company. No votes may be cast in respect of the shares whereof depositary receipts are held by the company. The provisions of this paragraph shall also apply to shares or depositary receipts held by any subsidiary or in respect of which any subsidiary owns a right of usufruct or pledge.

9.11	When determining to what extent the company’s capital is represented, or whether a majority represents a certain part of the capital, the capital shall be reduced by the amount of the shares for which no votes can be cast.

CHAPTER V

Transfer of shares. Usufruct. Pledge

Article 10. Transfer of shares

10.1	The transfer of registered shares or any restricted rights thereon shall require a notarial deed, executed before a civil law notary officiating in a municipality in the Netherlands, to which those involved are party.

10.2	The transfer of registered shares or any restricted rights thereon as referred to in paragraph 1 of this article - including the creation and relinquishment of restricted rights - shall, by operation of law, also be valid vis-à-vis the company.

The rights attached to shares cannot be exercised until the company either acknowledges the juristic act or is officially served with the notarial deed in accordance with the relevant statutory provisions, except in case the company is party to the juristic act.

10.3	The provisions of the paragraphs 1 and 2 of this article shall also apply to the allotment of registered shares or any restricted rights thereon in case of any division of any joint interest.

Article 11. Usufruct

11.1	A shareholder may freely create a right of usufruct on one or more of his shares.

11.2	The shareholder shall have the voting rights attached to the shares on which the usufruct has been established.

11.3	In deviation of the previous paragraph, the voting rights shall be vested in the usufructuary if such is determined upon the creation of the right of usufruct.

11.4	The shareholder without voting rights and the usufructuary with voting rights shall have the rights conferred by law upon depositary receipt holders. The usufructuary without voting rights shall also have such rights unless these are withheld from him upon the creation or transfer of the usufruct.

11.5	Any rights arising from the share to acquire other shares, shall vest in the shareholder on the understanding that he must compensate the usufructuary for the value thereof to the extent the usufructuary is entitled thereto pursuant to his right of usufruct.

Article 12. Pledge

12.1	A shareholder may create a right of pledge on one or more of his shares.

12.2	The shareholder shall have the voting rights attached to the shares on which the pledge has been established.

12.3	In deviation of the previous paragraph, the voting rights shall be vested in the pledgee if such is provided upon the creation of the pledge.

12.4	The shareholder without voting rights and the pledgee with voting rights shall have the rights conferred by law upon depositary receipt holders. Pledgees without voting rights shall also have such rights unless these are withheld from him upon the creation or transfer of the pledge.

Article 13. Acknowledgement pledge

13.1	A pledge may also be created without acknowledgement by or service on the company. In that case article 3:239 of the Netherlands Civil Code shall apply accordingly, whereby the acknowledgement by or service on the company shall take the place of the notification referred to in paragraph 3 of that article.

13.2	If a pledge is created without acknowledgement by or service on the company, the rights pursuant to the provisions of article 12 shall vest in the pledgee only after the pledge has been acknowledged by or has been served on the company.

CHAPTER VI

Board of managing directors

Article 14. Board of managing directors

The board of managing directors shall be in charge of managing the company, subject to the restrictions set forth in these articles of association.

Article 15. Appointment

15.1	The board of managing directors shall consist of one or more managing directors. The general meeting shall determine the number of managing directors.

15.2	The managing directors shall be appointed by the general meeting.

Article 16. Suspension and dismissal

16.1	The general meeting shall at all times have the power to suspend or dismiss each managing director.

16.2	Any such suspension may be extended several times but the total term of the suspension may not exceed three months. The suspension shall expire on lapse of this period if no resolution has been adopted either to lift the suspension or to dismiss the managing director.

Article 17. Remuneration

17.1	The company has a policy with regard to the remuneration of the board of managing directors. The policy shall be adopted by the general meeting upon the proposal of the board of managing directors. The policy will at least contain the items as set forth in the articles 2:383c up to and including e of the Netherlands Civil Code, to the extent that these concern the board of managing directors.

17.2	In case the company has installed a works council pursuant to any legal provisions, the remuneration policy in written form shall be presented to the works council for information purposes, simultaneously with the presentation to the general meeting.

For the application of this paragraph, the works council shall mean the works council of the enterprise of the company or of the enterprise of a subsidiary. If there is more than one works council, the presentation for information purposes shall be made to both works councils. If a central works council has been established for the enterprise or enterprises concerned, the presentation for information purposes shall be made to the central works council.

17.3	The general meeting shall determine the remuneration of each managing director, as well as his other terms and conditions of employment, taking into consideration the policy as meant in paragraph 1 of this article.

Article 18. Decision-making. Division of duties

18.1	The board of managing directors shall meet as often as a managing director requests a meeting.

18.2	In the meeting of the board of managing directors, each managing director has a right to cast one vote. All resolutions by the board of managing directors shall be adopted by an absolute majority of the votes cast.

18.3	A managing director may grant another managing director a written proxy to represent him at the meeting.

18.4	The board of managing directors may adopt resolutions without holding a meeting, provided that the resolution is adopted in writing and all managing directors have expressed themselves in favor of the proposal.

18.5	The board of managing directors may adopt rules and regulations governing its decision-making process.

18.6	The board of managing directors may make a division of duties, specifying the individual duties of every managing director. Such division of duties shall require the approval of the general meeting.

Article 19. Representative authority

19.1	The board of managing directors shall represent the company. The authority to represent the company shall also be vested in each managing director individually.

19.2	The board of managing directors may appoint officers and grant them a general or special power of attorney. Their title shall be determined by the board of managing directors. Titles may include Chief Executive Officer, Chief Financial Officer, Chief Legal Officer and Secretary. Each officer shall represent the company within the bounds of his authorization.

19.3	In the event that the company has a conflict of interest with a managing director, in the sense that the managing director in private enters into an agreement with, or is party in a legal proceeding between him and the company, the company shall be represented by one of the other managing directors. If there are no such other managing directors, the general meeting shall appoint a person to that effect. Such person may be the managing director in relation to whom the conflict of interest exists.

In all other cases of a conflict of interest between the company and a managing director, the company can also be represented by that managing director.

The general meeting shall at all times be authorized to appoint one or more other persons to that effect.

19.4	Without prejudice to the provisions in paragraph 3, any juristic act of the company towards the holder of all shares or a participant in any matrimonial community of property or in a community of property of a non-matrimonial registered partnership to which all of the shares in the capital of the company belong, at which occasion the company is represented by such shareholder or by one of the participants, shall be recorded in writing. For the application of the previous sentence, shares held by the company or its subsidiaries shall be disregarded.

The provisions of the previous sentences do not apply to juristic acts which under stipulated terms belong to the ordinary course of business of the company.

Article 20. Approval of board resolutions

20.1	The board of managing directors shall require the approval of the general meeting for resolutions regarding an important change in the identity or character of the company or its business, including in any case:

a.	the transfer of the business of the company or almost the entire business of the company to a third party;

b.	the entering into or termination of any long-term co-operation of the company or any subsidiary of the company with another legal entity or company or as a fully liable partner in a limited or general partnership, if such co-operation or termination is of far-reaching significance for the company;

c.	the acquisition or disposal by the company or by a subsidiary of the company of a participation in the capital of another company with a value of at least one third of the amount of the assets according to the balance sheet with explanatory notes, or in case the company prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes, forming part of the most recently adopted annual accounts of the company.

20.2	Furthermore, the board of managing directors shall require the approval of the general meeting for resolutions to:

a.	acquire, dispose of, encumber, rent, let or otherwise acquire or grant any right to use or enjoy registered property;

b.	enter into agreements whereby the company is granted a bank credit;

c.	borrow or lend moneys, except for bank credits already granted to the company;

d.	make investments which require an amount at least equal to one/fourth of the issued capital increased with reserves of the company according to the balance and explanatory notes;

e.	provide security in personam or in rem;

f.	appoint any such officers as referred to in article 19.2, and determine their powers and title;

g.	enter into settlement agreements;

h.	act in legal proceedings, including arbitration cases, with the exception of commencing legal actions that brook no delay;

i.	conclude or amend employment contracts involving an annual remuneration in excess of an amount of forty thousand euro (EUR 40,000) per year or in excess of a higher amount determined by the general meeting and reported to the board of managing directors;

j.	set up pension schemes and grant pension rights in excess of existing schemes;

k.	exercise the voting rights attached to shares in the capital of subsidiaries and to shares which form a participation;

l.	co-operate in issuing depositary receipts for shares;

m.	apply for listing or withdraw of the official listing of shares or depositary receipts on any exchange.

20.3	The general meeting may decide that a resolution as referred to in paragraph 2 sub a up to and including m shall not be subject to its approval if the transaction involved remains below a certain value, which shall be determined by the general meeting and reported to the board of managing directors in writing.

20.4	For application of the paragraphs 1 and 2, a resolution by the board of managing directors to undertake any act shall include any resolution by the board of managing directors to approve a decision taken by a corporate body of any company in which the company owns any interest, provided that such decision is subject to the approval of the board of managing directors.

20.5	The general meeting shall also be authorized to make subject to its approval board of managing directors resolutions other than those set out in the paragraphs 1 and 2. Any such other resolution shall be clearly described and reported to the board of managing directors in writing.

20.6	The board of managing directors must comply with any such instructions outlining the company’s general financial, social, economic and staffing policy as may be given by the general meeting.

20.7	The absence of approval as meant in this article does not affect the representative authority of the board of managing directors or the managing directors.

Article 21. Absence or inability to act

If a managing director is absent or unable to act, the remaining managing director(s) shall be temporarily charged with the management of the company. If the sole managing director is or all managing directors are absent or unable to act, a person appointed by the general meeting shall be temporarily charged with the management of the company.

CHAPTER VII

Annual accounts. Profits

Article 22. Financial year. Drawing up the annual accounts

22.1	The company’s financial year shall correspond with the calendar year.

22.2	Within five months of the end of the company’s financial year, the board of managing directors shall draw up the annual accounts unless, in special circumstances, an extension of this term by not more than six months is approved by the general meeting.

22.3	The annual accounts shall be signed by all the managing directors; if the signature of any of them is missing, this fact and the reason for such omission shall be stated.

Article 23. Auditor

23.1	The company shall commission an auditor to examine the annual accounts.

23.2	The general meeting shall be authorized to grant such commission. If the general meeting fails to do so, the board of managing directors shall be authorized to act instead. The commission may at any time be withdrawn by the general meeting or by the board of managing directors if it commissioned the auditor.

23.3	The auditor shall report his findings to the board of managing directors.

23.4	The auditor shall record his findings in a report commenting on the true and fair nature of the annual accounts.

23.5	The previous provision and the one set out in article 24.3, second sentence, shall not apply if the company has obtained an exemption under article 2:396 paragraph 6 of the Netherlands Civil Code on the grounds of the size of its business, or under article 2:403 of the Netherlands Civil Code on the basis that the company is a member of a group.

Article 24. Presentation to the shareholders. Availability. Adoption

24.1	The annual accounts shall be deposited at the company’s office for inspection by the shareholders and depositary receipt holders within the period of time specified in article 22.2. The board of managing directors shall also submit the annual report within the same term.

24.2	The company shall ensure that the annual accounts, the annual report and the additional data to be added pursuant to article 2:392 paragraph 1 of the Netherlands Civil Code shall be available at its office from the day notice is sent out for the general meeting at which these documents will be handled. Shareholders and depositary receipt holders may inspect these documents at the company’s office and may obtain a complimentary copy thereof.

24.3	In case of bearer shares or bearer depositary receipts or if the company has bearer debt instruments outstanding, the documents, insofar as the same must be published after adoption, may also be inspected by any third party who may obtain a copy thereof at no more than cost. This right shall lapse as soon as the said documents have been deposited with the trade register.

24.4	The general meeting shall adopt the annual accounts. The annual accounts cannot be adopted if the general meeting has not been able to examine the auditor’s report referred to in article 23.4, unless under the additional data as mentioned in paragraph 2, a lawful ground has been stated for the absence of the auditor’s report.

24.5	The provisions set out in these articles of association regarding the annual report and the additional data to be added under article 2:392 paragraph 1 of the Netherlands Civil Code shall not apply if the company is a member of a group and article 2:396 paragraph 6, first sentence or article 2:403 of the Netherlands Civil Code applies to the company.

Article 25. Publication

25.1	The company shall be required to publish its annual accounts within eight days of their adoption. Publication shall be accomplished by depositing the Netherlands text of the accounts, or if no Netherlands text has been drawn up, a French, German or an English version, at the trade register. The date of adoption must be indicated on the accounts so deposited.

25.2	If the annual accounts are not adopted within two months after the end of the requisite term in conformity with the statutory requirements, the board of managing directors shall immediately publish the annual accounts in the manner prescribed in paragraph 1; the annual accounts must state that they have not yet been adopted.

25.3	A copy of the annual report and the additional data required to be added under article 2:392 of the Netherlands Civil Code shall also be published, along with and in the same manner and language as the annual accounts. This shall, except for the information referred to in article 2:392 paragraph 1 under (a), (c), (f) and (g) of the Netherlands Civil Code, not apply if the documents are deposited at the company’s registered office for public inspection and full or partial copies shall be supplied upon request at cost; the company shall file this fact with the trade register.

25.4	If, on the basis of the size of the company’s business, the exemption under article 2:396 paragraph 3 up to and including 8 or article 2:397 paragraph 3 up to and including 6 of the Netherlands Civil Code applies to the company, publication shall take place with due observance of the exemptions applicable. The previous provisions of this article shall not apply if the company is a member of a group and the exemption under article 2:403 of the Netherlands Civil Code applies to the company.

Article 26. Profits

26.1	The profits shall be at the disposal of the general meeting.

26.2	The company can only make distributions to the extent its equity exceeds the paid and called up part of the capital increased with the reserves which must be maintained pursuant to the law.

26.3	Dividends shall be paid after the adoption of the annual accounts evidencing that the payment of dividends is lawful.

26.4	The general meeting may resolve to pay interim dividends, if the requirement of paragraph 2 of this article has been met as evidenced by an interim statement of assets and liabilities.

Such interim statement shall relate to the condition of such assets and liabilities on a date no earlier than the first day of the third month preceding the month in which the resolution to distribute is published.

It shall be prepared on the basis of generally acceptable valuation methods. The amounts to be reserved under law shall be included in such statement of assets and liabilities. The interim statement of assets and liabilities shall be signed by the managing directors, if the signature of one of them is missing, this fact and the reason for such omission shall be stated.

The company shall deposit the statement of assets and liabilities with the trade register within eight days after the day on which the resolution to distribute is published.

26.5	The general meeting may, with due observance of paragraph 2, resolve to make distributions out of a reserve which need not be kept by law.

26.6	A claim of a shareholder to receive a distribution expires after five years.

26.7	For the calculation of the amount of the profit distribution, the shares held by the company in its own capital shall be excluded.

CHAPTER VIII

General meetings

Article 27. Annual general meeting

27.1	Within six months of the end of the company’s financial year the annual general meeting shall be held.

27.2	The agenda of that meeting shall, among other matters, contain the following items:

a.	the annual report;

b.	adoption of the annual accounts;

c.	discharge of the managing directors for their management over the past financial year;

d.	adoption of the profit appropriation;

e.	filling of any vacancies;

f.	any such other motions as the board of managing directors, or the shareholders or any other persons having voting rights, may file and notify with due observance of the provisions of article 29.

Article 28. Extraordinary general meetings

28.1	Within three months after the board of managing directors has considered it plausible that the equity of the company has decreased to an amount equal to or less than half of the paid and called up part of the capital, a general meeting shall be held to discuss the measures to be taken, if necessary.

28.2	Without prejudice of the provisions of article 27.1 and 28.1 general meetings shall be held as often as the board of managing directors, or shareholders and depositary receipt holders together representing at least one-tenth of the issued capital, hereinafter referred to as the “requesting shareholders”, deem necessary.

Article 29. Convocation. Agenda

29.1	General meetings shall be called by the board of managing directors or by the requesting shareholders.

The requesting shareholders are only authorized to call the general meeting themselves if it is evidenced that the requesting shareholders have requested the board of managing directors to call a general meeting in writing, exactly stating the matters to be discussed, and the board of managing directors has not taken the necessary steps so that the general meeting could be held within six weeks after the request. The requirement of a written request is also met if the request is recorded electronically.

If the requesting shareholders represent more than half of the issued capital, however, they shall be authorized to call the general meeting themselves without first having to request the board of managing directors to call the general meeting.

29.2	Convocation shall take place not later than on the fifteenth day prior to the day of the meeting.

29.3	The convening notice shall specify the items to be discussed. Items which have not been specified in the convening notice may be announced with due observance of the requirements of this article.

An item of which the discussion has been requested by one or more holders of shares who individually or together represent at least one hundredth part of the issued capital shall be included in the convocation or shall be announced in the same manner provided that the company receives the request no later than on the thirtieth day before the meeting and provided that such a request does not conflict with a substantial interest of the company. The requirement of a written request is also met if the request is recorded electronically.

29.4	In case only registered shares have been issued and, if any, depositary receipts issued with the cooperation of the company, all convocations for the general meetings and all notifications to shareholders and depositary receipt holders shall be given:

by letters to the addresses according to the register of shareholders and the register of depository receipt holders.

In case the holder of registered shares, as well as the holder of a depositary receipts issued with the cooperation of the company, consents herewith, the convocation may also occur through an electronically transmitted readable and reproducible message at the address that has been provided by him to the company for this purpose.

29.5	In case only bearer shares have been issued and, if any, depositary receipts issued with the cooperation of the company, all convocations for the general meetings and all notifications to shareholders and depositary receipt holders shall be given by an announcement published through an electronic communication method that is directly and permanently accessible until the general meeting.

29.6	In case both registered shares as well as bearer shares have been issued and, if any, depositary receipts issued with the cooperation of the company, all convocations for the general meetings and all notifications shall be given:

a.	to holders of registered shares and, if any, to holders of registered depositary receipts issued with the cooperation of the company by letters to the addresses according to the register of shareholders and the register of depository receipt holders; and

b.	to holders of bearer shares and, if any, to holders of bearer depositary receipts issued with the cooperation of the company by an announcement published through an electronic communication method that is directly and permanently accessible until the general meeting.

In case the holder of registered shares, as well as the holder of a depositary receipts issued with the cooperation of the company, consents herewith, the convocation may also occur through an electronically transmitted readable and reproducible message at the address that has been provided by him to the company for this purpose.

29.7	It may be determined in the convocation that holders of bearer shares must deposit their share certificates prior to the general meeting, specifying the place where and the day on which this must take place at the latest. Such day may not be set any earlier than the seventh day prior to the day of the meeting. The provisions of the previous sentences shall apply accordingly to holders of bearer depositary receipts issued with the cooperation of the company.

Article 30. Place of the meetings

General meetings shall be held in the Netherlands, in the municipality in which the company has its corporate seat. In a meeting held elsewhere, valid resolutions can only be taken if the entire issued capital is represented.

Article 31. Imperfect convocation general meeting

31.1	Valid resolutions in respect of matters which were not mentioned on the agenda in the convocation letter or which have not been published in the same manner and with due observance of the period set for convocation, can only be taken by unanimous votes in a meeting where the entire issued capital is represented.

31.2	If the period for convocation mentioned in article 29.2 was shorter or if no convocation has taken place, valid resolutions can only be taken by unanimous votes in a meeting where the entire issued capital is represented.

Article 32. Chairman

The general meeting appoints its chairman.

Article 33. Minutes

33.1	Minutes shall be taken of the matters discussed at every general meeting by a secretary to be appointed by the chairman. The minutes shall be adopted by the chairman and the secretary and signed by them to that effect.

33.2	The chairman, or the person who requested the meeting, may decide that an official notarial report should be drawn up of the matters discussed at the general meeting. This report must be co-signed by the chairman.

Article 34. Rights exercisable during a meeting. Admission

34.1	Every person entitled to vote and every usufructuary and pledgee having voting rights shall be authorized to attend the general meeting, address the meeting and exercise their voting rights.

34.2	If the voting rights attached to a share are vested in the usufructuary or pledgee instead of the shareholder, also the shareholder shall be authorized to attend the general meeting and to address the meeting.

34.3	Furthermore, depositary receipt holders shall be authorized to attend and address the general meeting.

34.4	Every share shall give the right to cast one vote.

34.5	Every person entitled to vote or his representative must sign the attendance list.

34.6	The rights referred to in the previous paragraphs may be exercised by a person acting upon a written power of attorney. A power of attorney shall mean any power of attorney transmitted via standard means of communication and received in written form. The requirement of a written power of attorney is also met in case the power of attorney has been recorded electronically.

34.7	The managing directors shall have an advisory vote at the general meeting.

34.8	The auditor as meant in article 23.1 shall be authorized to attend the general meeting held to adopt the annual accounts and to address the meeting.

34.9	Admission to the general meeting of persons other than those referred to in this article shall require a resolution by the general meeting.

34.10	The board of managing directors is authorized to determine that participation in the general meeting may also occur through an electronic communication method, under the conditions as may be announced in the convocation. Through the electronic communication method, the relevant participants must be able to be identified, to directly take note of the discussions at the meeting and to exercise the voting rights.

34.11	The board of managing directors is authorized to determine at the convocation of a general meeting that, for the purposes of paragraphs 1, 2 and 10 of this article, the persons entitled to attend and to vote at the general meeting shall be those, who at a time to be set at the convocation, have such rights and are recorded as such in a register designated by the board of managing directors, irrespective of who may be entitled to the shares or depositary receipts at the time of the general meeting.

The ultimate date of registration may not be set earlier than the thirtieth day before the day of the meeting.

The convocation shall mention the date of registration as well as the manner in which the persons entitled to attend or to vote at a general meeting may procure their registration and the way they may exercise their rights.

34.12	Votes that have been cast through an electronic communication method prior to the general meeting, but not earlier than the ultimate date of registration, will be treated equally to votes cast at the time of the meeting.

Article 35. Decision making. General Meeting

35.1	Resolutions shall be passed by an absolute majority of the votes cast, unless the law or the articles of association prescribe a greater majority.

35.2	If no absolute majority is reached by a vote taken with respect to the election of persons, a second vote shall be taken whereby the voters are not required to vote for the previous candidates.

If, again, no one has gained an absolute majority of the votes, new votes shall be held until either one person has gained an absolute majority or, if the vote was between two persons, the votes are equally divided.

Such new votes (except for the second vote) shall only take place between the candidates who were voted for in the previous vote, except for the person who received the least number of votes.

If two or more persons have the least number of votes, it shall be decided by lot who cannot be voted for at the new vote.

If, in the event of an election between two candidates, the votes are equally divided, it shall be decided by lot who has been elected.

35.3	If a vote is taken in respect of matters other than in relation to election of persons and the votes are equally divided, the relevant motion shall be considered rejected.

35.4	All votings shall take place orally unless the chairman decides or any person entitled to vote requests a voting in writing.

35.5	Abstentions and invalid votes shall be deemed not to have been cast.

35.6	Votes by acclamation shall be allowed unless one of the persons present and entitled to vote objects.

35.7	The chairman’s view at the meeting expressing that the general meeting has passed a resolution shall be decisive. The same shall apply to the contents of the resolution so passed, provided that the relevant motion was not put down in writing. However, if the chairman’s view is challenged immediately after it is expressed, a new vote shall be taken when the majority of the persons present and entitled to vote so require or, if the original vote was not by call or by ballot, when one person present and entitled to vote so requires. The new vote shall nullify the legal consequences of the original vote.

Article 36. Resolutions passed outside a meeting

36.1	Subject to the provision set out in the following paragraph, rather than at a general meeting, the shareholders may also pass resolutions in writing, provided that such resolutions are adopted by a unanimous vote of all shareholders entitled to vote. The votes may also be cast electronically.

36.2	This manner of decision-making shall not be possible if bearer shares or depositary receipts with the cooperation of the company have been issued.

CHAPTER IX

Amendment to the articles of association. Liquidation

Article 37. Amendment to the articles of association and dissolution

If a motion to amend the articles of association or to dissolve the company is to be submitted to the general meeting, the convening notice must state this fact. At the same time, if the motion is for an amendment to the articles of association, a copy of the motion containing a verbatim text of the proposed amendment must be deposited at the company’s office for inspection by the shareholders and depositary receipt holders until the meeting has been held.

Article 38. Liquidation

38.1	If the company is dissolved pursuant to a resolution by the general meeting, the managing directors shall be the liquidators of the dissolved company, unless the general meeting appoints other persons to that effect.

38.2	The provisions of these articles of association shall, to the fullest extent possible, continue to be in force during the liquidation.

38.3	The surplus remaining after payment of the debts shall be paid to the shareholders in proportion to the aggregate nominal value of the individual shareholdings.

38.4	After the company has ceased to exist the books, records and other carriers of data shall be kept by the person designated thereto by the liquidators for seven years.

The appearing person is known to me, civil law notary.

The identity of the appearing person was established by me, civil law notary, on the basis of the above-mentioned document intended for identification purposes.

WITNESSED THIS DEED, the original of which was drawn up and executed in Amsterdam on the date first written above.

Prior to the execution of this deed, I, civil law notary, informed the appearing person of the substance of the deed and gave the appearing person an explanation thereon, and furthermore pointed out the consequences which will result for the party from the contents of this deed.

Subsequently, the appearing person declared to have taken note of the contents of this deed after timely being given the opportunity thereto and waived a full reading of this deed.

Immediately after a limited reading, this deed was signed by the appearing person and me, civil law notary.